SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File Number: 001-33195

TRINA SOLAR LIMITED

No. 2 Tian He Road

Electronics Park, New District

Changzhou, Jiangsu 213031

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X                  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                         No       X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-         N/A

TRINA SOLAR LIMITED

Form 6-K

Page
Signature	3
Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINA SOLAR LIMITED

By:	/s/ Jifan Gao
Name:	Jifan Gao
Title:	Chairman and Chief Executive Officer

Date: June 26, 2008

Exhibit 99.1

Contact:

Trina Solar Limited	CCG Elite Investor Relations
Sean Shao, CFO	Crocker Coulson, President
Phone: + (86) 519-8548-2008 (Changzhou)	Phone: + (1) 646-213-1915
Thomas Young, Director of Investor Relations	Email: crocker.coulson@ccgir.com
Phone: + (86) 519-8548-2008 (Changzhou)	Ed Job, CFA
Email: ir@trinasolar.com	Phone: + (1) 646-213-1914
Email: ed.job@ccgir.com

Trina Solar Completed Computation of Fair Value

of Foreign Exchange Derivative

Changzhou, China – June 26, 2008 – Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a leading integrated manufacturer of solar photovoltaic products from the production of ingots, wafers and cells to the assembly of PV modules, founded in 1997, today announced that, in connection with the preparation of its financial statements for the year ended December 31, 2007, the Company has completed the computation of the fair value of a foreign exchange derivative embedded in a material long-term silicon supply contract. This contract provides that the purchase price of the silicon to be acquired shall be denominated in U.S. dollars, which was not the functional currency of either of the contracting parties at the time the contract was entered into. The impact of the foreign exchange derivative was recorded as “gain (loss) on change in fair value of derivative,” a non-cash and non-operating item in the Company’s consolidated statement of operations.

The following is a summary of the Company’s unaudited consolidated statement of operations data for the three months ended March 31, June 30, September 30 and December 31, 2007 and March 31, 2008 and a summary of the Company’s unaudited consolidated balance sheet data as of March 31, June 30, September 30 and December 31, 2007 and March 31, 2008. Such financial information is different from the financial information previously furnished to the Securities and Exchange Commission on Form 6-Ks due to adjustments made in connection with the embedded foreign exchange derivative computation. The Company has prepared the unaudited consolidated financial information on the same basis as its audited consolidated financial statements and in accordance with United States generally accepted accounting principles. Results for the quarterly financial information may not be indicative of the Company’s full year results for 2008 or for future quarterly periods.

For the assumptions and details of the computation relating to the embedded foreign exchange derivative, see “Item 5. Operating and Financial Review and Prospects – Critical Accounting Policies” included in the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2007. The Company’s annual report was filed with the Securities and Exchange Commission on June 26, 2008. See “Item 5. Operating and Financial Review and Prospects” included in the Company’s annual report on Form 20-F for trends and other factors that may influence its results of operations.

	For the Three Months Ended
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008
	(in thousands)
Net revenues	$42,548	$75,305	$82,573	$101,394	$120,671
Cost of revenues	33,040	61,090	65,980	73,796	89,595

Gross profit	9,508	14,215	16,593	27,598	31,076

Selling expenses	1,593	2,335	3,230	3,860	2,958
General and administrative expenses	2,671	3,354	5,820	6,533	7,165
Research and development expenses	776	439	612	978	749

Total operating expenses	5,040	6,128	9,662	11,371	10,872

Income from continuing operations	4,468	8,087	6,931	16,227	20,204
Foreign exchange loss	—	—	—	(1,440)	(4,001)
Interest expenses	(1,202)	(1,632)	(2,081)	(2,636)	(3,473)
Interest income	392	563	1,494	2,362	1,240
Gain (loss) on change in fair value of derivative	(1,692)	170	534	1,842	—
Other expenses	(110)	138	738	502	(25)

Income from continuing operations before income taxes	1,856	7,326	7,616	16,857	13,945
Income tax (expenses) benefit	1,158	55	(15)	509	(1,072)

Net income from continuing operations	3,014	7,381	7,601	17,366	12,873

Gain (loss) from discontinued operations	67	(20)	170	162	—
Income tax benefit (expense)	(18)	7	—	—	—

Net income (loss) from discontinued operations	49	(13)	170	162	—

Net income attributable to ordinary shareholders	$3,063	$7,368	$7,771	$17,528	$12,873

	As of
	March 31, 2007	June 30, 2007	September 30, 2007	December 31, 2007	March 31, 2008
	(in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$28,582	$173,494	$92,892	$59,696	$38,210
Restricted cash	6,488	11,249	93,519	103,375	126,027
Inventories	51,740	65,686	51,172	58,548	73,173
Accounts receivable, net of allowance for doubtful accounts	42,039	67,856	52,646	72,323	80,484
Other receivable, net of allowance for doubtful accounts	3,895	2,573	3,320	3,063	3,978
Advances to suppliers	61,969	37,134	35,713	42,953	63,848
Amounts due from related parties	—	—	—	614	43
Value-added tax recoverable	1,218	1,020	1,509	1,417	4,585
Deferred tax assets	85	34	113	380	327
Current assets of discontinued operations	266	280	230	33	—

Total current assets	196,282	359,326	331,114	342,402	390,675
Property, plant and equipment, net	65,415	92,725	140,592	197,124	245,431
Intangible assets, net	2,383	2,408	5,114	5,462	5,593
Foreign currency embedded derivative	—	—	—	854	854
Advances to suppliers—long-term	—	22,795	24,424	53,737	64,449
Deferred tax assets	452	650	761	1,095	1,439

TOTAL ASSETS	$264,532	$477,904	$502,005	$600,674	$708,441

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings, including current portion of long-term bank borrowings	68,915	109,515	122,861	163,563	245,422
Accounts payable	11,320	20,526	22,555	42,691	46,485
Accrued expenses	4,449	3,545	6,245	10,255	9,308
Advances from customers	722	384	957	2,371	2,036
Income tax payable	135	84	84	1,406	2,647
Current liabilities of discontinued operations	382	389	364	199	–

Total current liabilities	85,923	134,443	153,066	220,485	305,898
Long-term bank borrowings	5,172	5,252	—	8,214	14,247
Accrued warranty costs	1,808	2,602	3,422	4,486	5,858
Long-term payables	—	—	—	—	712
Foreign currency embedded derivative	1,692	1,522	988	—	—

Total liabilities	94,595	143,819	157,476	233,185	326,715

Shareholders’ equity
Ordinary shares ($0.00001 par value)	22	22	22	26	26
Additional paid-in capital	148,760	304,124	304,519	304,878	306,162
Retained earnings	18,685	26,053	33,824	51,352	64,225
Accumulated other comprehensive income	2,470	3,886	6,164	11,233	11,313

Total shareholders’ equity	169,937	334,085	344,529	367,489	381,726

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$264,532	$477,904	$502,005	$600,674	$708,441

About Trina Solar Limited

Trina Solar Limited (NYSE: TSL), through its wholly-owned subsidiary Changzhou Trina Solar Energy Co. Ltd, is a well recognized manufacturer of high quality modules and has a long history as a solar PV pioneer since it was founded in 1997 as a system installation company. Trina Solar is currently one of the few PV manufacturers that has developed a vertically integrated business model from the production of monocrystalline and multicrystalline ingots, wafers and cells to the assembly of high quality modules. This integrated value chain helps to ensure that high quality products can be delivered to its end customers around the globe, including a number of European countries, such as Germany, Spain and Italy. Trina Solar’s solar modules provide reliable and environmentally-friendly electric power for residential, commercial, industrial and other applications worldwide. For further information, please visit Trina Solar’s website at http://www.trinasolar.com.